Mail Stop 7010

							November 9, 2005

via U.S. mail and Facsimile

Gordon Davies
President
Reclamation Consulting and Applications, Inc.
23832 Rockfield Boulevard, Suite 275
Lake Forest, California 92630

	Re:	Reclamation Consulting and Applications, Inc.
Form SB-2/A filed November 1, 2005
File No. 333-126916

Dear Mr. Davies:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed November 1, 2005

General

1. We note that the selling stockholder table states the number of shares included in the prospectus for the four investors involved in the PIPE transaction is 45,000,000 which appears to exceed the 40,000,000 common shares (32,000,000 underlying the convertible notes and 8,000,000 underlying the warrants) the fee table states are being registered. Please advise. We may have further comments after review of your response.
June 2005 Securities Purchase Agreement, page 5

2. We note your response to prior comment one.  Please revise here,
and throughout the document as necessary, to state the amount of convertible notes purchased by each investor and the warrants allocated to each investor. In this regard, we note the amounts disclosed in the Securities Purchase Agreement filed as exhibit 4.1 and the separate notes and warrants entered into by each investor and filed as exhibits 4.14 - 4.21.

3. Upon review of section 4.l. "Subsequent Investment" of the securities purchase agreement, it appears the investors must purchase the convertible notes worth $700,000 within two days from the time the registration statement is declared effective rather than the five days currently disclosed. Please revise accordingly throughout the prospectus.

4. The securities purchase agreement refers to the registration rights agreement attached as exhibit C. It appears that exhibit C is not attached to the securities purchase agreement filed as exhibit
4.1. Please confirm that the referenced registration rights agreement is the same agreement filed as exhibit 4.10 to this registration statement.

5. The registration rights agreement provides for penalties to be assessed if the registration statement is not declared effective by
120 days after the closing date, which was June 23, 2005.  See section 2.c. of the registration rights agreement. It appears that this time period has expired. Please update the prospectus to disclose any penalty payments made by RCIA to the investors thus far and disclose the terms under which future penalty payments will be required.

Risk Factors, page 6
There Are a Large Number of Shares Underlying our Secured
Convertible
Notes..., page 7

6. We note the statement that secured convertible notes outstanding may be converted into an estimated 37,142,858 shares of common stock and that you have an obligation to sell secured convertible notes that may be converted into an estimated 20,000,000 shares of common stock. Please clarify whether the 37,142,858 shares underlying secured convertible notes include the shares underlying the notes issued pursuant to the securities purchase agreement. Clarify whether the estimated 20,000,000 additional shares to be issued underlie the secured convertible notes to be sold after the registration statement is declared effective.



Certain Relationships and Related Transactions, page 29

7. Revise this section to include the name of each related party who engaged in the disclosed transactions.

Options, page 31

8. Revise to state whether the options outstanding are all currently exercisable. If all the options are not currently exercisable, please disclose the date upon which they become exercisable. We note you are registering the resale of common shares underlying certain options. Please clarify which options relate to the common shares being registered for resale.

Description of Securities, page 31
Warrants, page 31

9. We note your response to prior comment six; however, we also note the final sentence in the first paragraph of this section. You should revise this sentence to state that the investors can use the cashless exercise option if the common shares underlying the warrants are not registered for resale pursuant to an effective registration statement.

Plan of Distribution, page 33

10. We note your response to prior comment 11. Revise this section to disclose that upon the conversion of the notes or exercise of the warrants and subsequent resale of the underlying shares by the selling shareholders, you will file a prospectus supplement as necessary to update the disclosure of the number of shares that each selling shareholder intends to sell and reflecting prior resales. See interpretation 3S of the March 1999 supplement to our publicly available manual of telephone interpretations, available on our website at www.sec.gov.

Selling Stockholders, page 36

11. We note your response to prior comment seven. Please revise to state the exemption relied upon and the facts to support each exemption for each private placement made to the selling stockholders.

Exhibit 4.1

12. It appears that you have not provided the staff with the information in Exhibit D as represented in your response to prior comment 12. Please provide the information as requested. We may have further comments.

Exhibit 4.20

13. It appears that you have not filed the complete exhibit.
Please
re-file.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3760.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Andrea Cataneo, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Gordon Davies
Reclamation Consulting and Applications, Inc.
November 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE